UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 31, 2021, announcing the Company’s final financial results for the full year ended December 31, 2020.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 1, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FINAL YEAR RESULTS 2020

2020 HIGHLIGHTS

•	2020: Best financial performance ever, especially in the first half.
•	COVID-19 restrictions on economic activity & OPEC+ cuts drove freight market pressure for second half of 2020
•	Total cash dividends of USD 1.40 per share over the year 2020
•	USD 118.5 million share buybacks (USD 0.59 per share)
•	Extension of current FSO contracts for further 10 years to 2032

ANTWERP, Belgium, 31 March 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its final financial results today for the full year to 31 December 2020.

Hugo De Stoop, CEO of Euronav said: “2020 will be recorded as one of the most tumultuous in tanker market history. Euronav’s positioning ensured shareholders were able to benefit from record freight rate performance over the first half of 2020, with USD 371 million returned via cash dividends and share repurchases. Whilst the second half rapidly gave way to a highly challenging tanker market, Euronav’s balance sheet strength and strategy of modern fleet allow the company to navigate such volatile periods. Current market conditions are amongst the most challenging in recent memory for crude tanker operators. COVID-19 consequences continue to impact operations and more importantly the demand for crude oil. This has led OPEC+ to extend production cuts.

As a result, the market remains unbalanced with too many ships chasing too few cargoes. Whilst some encouraging signs are emerging, like the price of scrap steel, a driver of ship recycling activity, traction with crude consumption returning to more normalized pre-COVID-19 levels is required to drive a return to the sector profitability. Despite these headwinds Euronav remains focused through cycle on long term value generation which may validate vessel acquisitions whilst retaining balance sheet strength”.

2020 was perhaps the most volatile and unpredictable year for crude oil and tanker markets in history. At the start of the year, geopolitical risk had driven both tanker freight rates and oil prices to higher levels during with a robust winter underpinning crude demand until the end of the first quarter.

Tensions amongst the OPEC+ countries, and in particular Russia, ended with a Saudi led move to simultaneously cut oil prices and rapidly increase production and exports onto the global markets turning the tanker and crude markets upside down in early March.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

This escalation into direct action or a ‘price war’ proved to be the catalyst for a rapid 60% reduction in the oil price from USD 55 per barrel in January, to below USD 20 per barrel in April. Whilst challenging for the global oil markets, freight rates for the tanker market rose to over USD 100,000 per day, reflecting a shortage of vessel capacity to manage the increase in number of cargoes being shipped.

At the same time, the spread of COVID-19 and the accompanying restrictions were having an onerous impact on economic activity. In effect, a disconnect grew from late March until early May, with global crude production largely unchanged at approximately 100 mbpd, but underlying consumption falling to around 80 mbpd. Crude production was in surplus, further driving demand for tankers providing a flexible solution for storing this excess oil supply. Tanker freight rates continued to rise to very elevated levels into June, driven by a requirement for storage.

Then OPEC+ participants agreed large scale crude production and export cuts, effective from early May, of 9.7m barrels per day. Such measures substantially reduced the requirement for storage of crude and the economic incentive for storage.

The floating storage demand grew to occupy 10% of the VLCC fleet and 15% of the Suezmax fleet, and supported freight rates at elevated levels, despite an underlying reduction in demand for and consumption of oil.

The second half of 2020 was negatively impacted by the tankers returning from such storage activity, increasing the supply side whilst the demand for transportation was rather flat. The number of vessels being used as floating storage had largely unwound by the end of 2020 to return to normalized levels.

Tanker freight rates tumbled below break-even territory from September 2020 onwards as the anticipated economic recovery was postponed due to continued COVID lockdown restrictions. However, old vessel supply has begun to respond to higher steel prices, and to increased scheduled environmental regulations prompting an increase in vessel recycling albeit from very low levels.

Tanker markets should return to profitability when oil inventory normalizes and the economic recovery brings oil demand to pre-covid levels. This should happen at some point in the next 12 months. At that time, the return of restricted supply cargoes primarily from OPEC+ will be an additional benefit for tanker markets.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

2020 Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Revenue	138,440	355,154	1,230,750	932,377
Other operating income	2,260	5,515	10,112	10,094

Voyage expenses and commissions	(26,938)	(34,880)	(125,430)	(144,681)
Vessel operating expenses	(52,704)	(53,471)	(210,634)	(211,795)
Charter hire expenses	(704)	(604)	(7,954)	(604)
General and administrative expenses	(18,414)	(15,542)	(65,498)	(66,890)
Net gain (loss) on disposal of tangible assets	(1)	17	22,727	14,804
Depreciation	(77,848)	(84,558)	(319,751)	(337,702)

Net finance expenses	(17,135)	(20,907)	(70,057)	(99,231)
Share of profit (loss) of equity accounted investees	(4,741)	4,640	10,917	16,460
Result before taxation	(57,785)	155,364	475,182	112,832

Tax benefit (expense)	(419)	(1,201)	(1,944)	(602)
Profit (loss) for the period	(58,204)	154,163	473,238	112,230

Attributable to: Owners of the Company	(58,204)	154,163	473,238	112,230

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Tankers	(54,830)	150,173	463,536	96,419
FSO	(3,374)	3,990	9,702	15,811
Result after taxation	(58,204)	154,163	473,238	112,230

Information per share:

(in USD per share)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Weighted average number of shares (basic) *	203,392,860	215,078,497	210,193,707	216,029,171
Result after taxation	(0.29)	0.72	2.25	0.52

∗	The number of shares issued on 31 December 2020 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2020 is 201,677,981.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Profit (loss) for the period	(58,204)	154,163	473,238	112,230
+ Net interest expenses	16,484	21,048	69,087	90,134
+ Depreciation of tangible and intangible assets	77,848	84,558	319,751	337,702
+ Income tax expense (benefit)	419	1,201	1,944	602
EBITDA (unaudited)	36,547	260,970	864,020	540,668

+ Net interest expenses JV	1,063	1,185	4,805	4,588
+ Depreciation of tangible and intangible assets JV	3,710	4,945	20,274	18,461
+ Income tax expense (benefit) JV	8,943	362	10,266	1,581
Proportionate EBITDA	50,263	267,462	899,365	565,298

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Weighted average number of shares (basic)	203,392,860	215,078,497	210,193,707	216,029,171
Proportionate EBITDA	0.25	1.24	4.28	2.62

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019
VLCC
Average spot rate (in TI pool)*	20,500	61,700	54,600	35,900
Average time charter rate**	44,700	35,700	39,700	32,400
SUEZMAX
Average spot rate***	12,300	41,800	39,100	26,000
Average time charter rate	29,300	29,300	29,600	29,400
*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

Difference between the preliminary results and final results
The final result of USD 473,238,000 reported today is USD 467,000 higher than the preliminary results reported on 30 January of USD 472,771,000. This difference is related to the final positive settlement of the TI Pool.

Procedures of the independent auditor
The statutory auditor, KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Herwig Carmans, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company’s annual announcement.

Euronav highlights in 2020

January
On 9 January 2020 Euronav published updated guidance on its return to shareholders policy to be applied to the 2019 results and the quarterly results as from 2020 onwards.

On 22 January 2020, for the third consecutive time, Euronav was included in the Bloomberg Gender-Equality Index (GEI)

On 27 January 2020, all Euronav’s managed vessels were informed of the safety measures taken regarding the upcoming COVID-19 virus for the first time.

February
On 21 February 2020 Euronav sold the Suezmax M/T Finesse (2003 – 149,994 dwt) for USD 21.8 million and delivered the vessel to her new owners.

On 26 February 2020 Euronav entered into an agreement for the acquisition through resale of three VLCC newbuilding contracts.

March
On 13 March 2020, Euronav shore staff started working from home to counter the rapidly spreading COVID-19 virus.

Euronav entered into an agreement on 26 March 2020 for the acquisition through resale of one more VLCC newbuilding contract.

April
On 9 April 2020 the Suezmax Cap Diamant (2001 - 160,044 dwt) was sold for USD 20.8 million and delivered to her new owners.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

June
On 5 June 2020 the VLCC TI Hellas (2005 - 319,254 dwt) was sold for USD 38.1 million and delivered to her new owners.

On 25 June 2020 Euronav launched an exceptional campaign, in which Euronav honours ships’ crews on the ‘Day of the Seafarer’ and demands the status of ‘key workers’. This would enable crew changes for the thousands of confined seafarers worldwide due to COVID-19 related restrictions.

Euronav started a series of several share buybacks on 30 June 2020, which continued throughout the rest of the year.

September
On 30 September 2020 Euronav sold the Suezmax Bastia (2005 – 159,155 dwt) for USD 20.5 million and delivered the vessel to her new owners.

October
Euronav received the award for ‘Best Market & Competitive Information 2020’ from the Belgian Association of Financial Analysts (ABAF-BVFA) on 15 October 2020.

November
On 4 November 2020 Euronav announced that the joint venture with International Seaways has signed an extension for ten years for the FSO Asia and the FSO Africa, in direct continuation of their current contractual service.

December
On 10 December 2020 Euronav obtained a ‘B’-score from the Carbon Disclosure Project (CDP) for our actions and leadership shown against climate change.

On 16 December 2020 Euronav held its first ever virtual naming ceremony to welcome Delos and Diodorus, two out of a total of four sister Eco-type VLCC newbuildings, that were due to join our fleet in 2021.

Events occurred after the end of the financial year ending
31 December 2020

In January 2021 Euronav was a signatory of the ‘Neptune Declaration on Seafarer Wellbeing and Crew Change’. The declaration addresses the ongoing crew change crisis caused by the COVID-19 pandemic. It contains a list of concrete actions to facilitate crew changes and keep vital global supply chains functioning. The maritime stakeholder initiative was officially launched during the World Economic Forum’s Davos Agenda Week, in the week of January 25th.

Euronav has improved the Company’s score in its fourth consecutive inclusion in the Bloomberg Gender-Equality Index (GEI). The GEI provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

On 3 February 2021 Euronav announced it has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts.  The vessels are the latest generation of Suezmax Eco-type tankers. They will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready and Euronav is working closely with the shipyard to also have the structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

On 22 February 2021, Euronav has entered into a sale and leaseback agreement for one VLCC with Taiping & Sinopec Financial Leasing Ltd Co. The vessel concerned is the Newton (2009 – 307,284 dwt). The vessel was sold for a purchase price of USD 36 million.

COVID-19 update and impact on oil demand

The COVID-19 outbreak has impacted many countries around the world and disrupted the lives of many millions of people. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.

In that respect, the biggest operational challenge was to conduct crew changes. Apart from serious humanitarian and crew welfare concerns, there is an increasing risk that fatigue will lead to serious maritime accidents. To resolve the difficult situation, Euronav’s management decided to accommodate deviations by ships to facilitate crew changes. Many Euronav employees shifted from office to remote working in no time. We explicitly want to mention and are proud of the reaction of our people, where our global workforce bonded together to support one another.

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence the impact these factors might have on the financial results.

In general terms, the market will become more challenging as demand for crude oil is negatively impacted by the COVID-19 pandemic. This decrease in demand combined with the gradual release of vessels that were used as storage may distort the supply-demand balance and thus the freight market. However, these negative consequences could very well be offset by continuing logistical delays of ships in ports, increased level of recycling, reduced ordering of newbuild vessels and increased crude oil production, partially neutralizing the COVID-19 impact to a certain extent. In view of these different dynamics which the company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak. More in detail, the significant assumptions and accounting estimates, to support the reported amounts of assets and liabilities, income and expenses, were regularly reviewed, and if needed updated, during 2020.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

Euronav does not only maintain a strong balance sheet with which to navigate tanker market cycles, but also a very strong liquidity with more than 1 billion USD available in the form of cash and of undrawn revolving credit facilities. Thanks to this strong balance sheet, we are confident about the future and will continue to monitor the situation carefully and remain fully committed to adapt our actions in the best interest of our stakeholders.

FINANCIAL CALENDAR 2021

15 April 2021
Annual report 2020 available on website

6 May 2021
Announcement of first quarter results 2021

20 May 2021
Annual General Meeting of Shareholders

05 August 2021
Announcement of second quarter results 2021

10 August 2021
Half year report 2021 available on website

04 November 2021
Announcement of third quarter results 2021

03 February 2022
Announcement of fourth quarter results 2021

The Supervisory Board, represented by Carl E. Steen, its Chairman, and the Management Board, represented by Hugo De Stoop, Chief Executive Officer, and Lieve Logghe, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2020 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

On behalf of the Supervisory Board and the Management Board:

Hugo De Stoop	Carl E. Steen
Chief Executive Officer	Chairman of the Supervisory Board

*
*  *

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

PRESS RELEASE Regulated information Wednesday 31 March 2021 – 8 a.m. CET _______________________________________

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2020 available on website: Monday 15 April 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs, 28 Suezmaxes (one of which is in a joint venture, two vessels time chartered in and two to be delivered) and two FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
 (in thousands of USD)

	December 31, 2020	December 31, 2019
ASSETS

Non-current assets
Vessels	2,865,308	3,177,262
Assets under construction	207,069	—
Right-of-use assets	52,955	58,908
Other tangible assets	1,759	2,265
Intangible assets	161	39
Receivables	55,054	71,083
Investments in equity accounted investees	51,703	50,322
Deferred tax assets	1,357	2,715

Total non-current assets	3,235,366	3,362,594

Current assets
Bunker inventory	75,780	183,382
Non-current assets held for sale	—	12,705
Trade and other receivables	214,479	308,987
Current tax assets	136	221
Cash and cash equivalents	161,478	296,954

Total current assets	451,873	802,249

TOTAL ASSETS	3,687,239	4,164,843

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	935	299
Hedging reserve	(7,456)	(4,583)
Treasury shares	(164,104)	(45,616)
Retained earnings	540,714	420,058

Equity attributable to owners of the Company	2,311,786	2,311,855

Non-current liabilities
Bank loans	836,318	1,173,944
Other notes	198,279	198,571
Other borrowings	100,056	107,978
Lease liabilities	21,172	43,161
Other payables	6,893	3,809
Employee benefits	7,987	8,094
Provisions	1,154	1,381

Total non-current liabilities	1,171,859	1,536,938

Current liabilities
Trade and other payables	85,150	94,408
Current tax liabilities	629	49
Bank loans	20,542	49,507
Other borrowings	51,297	139,235
Lease liabilities	45,749	32,463
Provisions	227	388

Total current liabilities	203,594	316,050

TOTAL EQUITY and LIABILITIES	3,687,239	4,164,843

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Shipping income
Revenue	1,230,750	932,377
Gains on disposal of vessels/other tangible assets	22,728	14,879
Other operating income	10,112	10,094
Total shipping income	1,263,590	957,350

Operating expenses
Voyage expenses and commissions	(125,430)	(144,681)
Vessel operating expenses	(210,634)	(211,795)
Charter hire expenses	(7,954)	(604)
Loss on disposal of vessels/other tangible assets	(1)	(75)
Depreciation tangible assets	(319,652)	(337,646)
Depreciation intangible assets	(99)	(56)
General and administrative expenses	(65,498)	(66,890)
Total operating expenses	(729,268)	(761,747)

RESULT FROM OPERATING ACTIVITIES	534,322	195,603

Finance income	21,496	20,572
Finance expenses	(91,553)	(119,803)
Net finance expenses	(70,057)	(99,231)

Share of profit (loss) of equity accounted investees (net of income tax)	10,917	16,460

PROFIT (LOSS) BEFORE INCOME TAX	475,182	112,832

Income tax benefit (expense)	(1,944)	(602)

PROFIT (LOSS) FOR THE PERIOD	473,238	112,230

Attributable to:
Owners of the company	473,238	112,230

Basic earnings per share	2.25	0.52
Diluted earnings per share	2.25	0.52

Weighted average number of shares (basic)	210,193,707	216,029,171
Weighted average number of shares (diluted)	210,206,403	216,029,171

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019

Profit/(loss) for the period	473,238	112,230

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(97)	(1,223)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	636	(112)
Cash flow hedges - effective portion of changes in fair value	(2,873)	(1,885)
Equity-accounted investees - share of other comprehensive income	(2)	(720)

Other comprehensive income (expense), net of tax	(2,336)	(3,940)

Total comprehensive income (expense) for the period	470,902	108,290

Attributable to:
Owners of the company	470,902	108,290

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	112,230	112,230
Total other comprehensive income (expense)	—	—	(112)	(1,885)	—	(1,943)	(3,940)
Total comprehensive income (expense)	—	—	(112)	(1,885)	—	110,287	108,290

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(25,993)	(25,993)
Treasury shares acquired	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income (expense)	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows
(in thousands of USD)

	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Cash flows from operating activities
Profit (loss) for the period	473,238	112,230

Adjustments for:	357,720	405,823
Depreciation of tangible assets	319,652	337,646
Depreciation of intangible assets	99	56
Provisions	(388)	(448)
Income tax (benefits)/expenses	1,944	602
Share of profit of equity-accounted investees, net of tax	(10,917)	(16,460)
Net finance expense	70,057	99,231
(Gain)/loss on disposal of assets	(22,727)	(14,804)

Changes in working capital requirements	180,576	(165,419)
Change in cash guarantees	(12,339)	(34)
Change in inventory	107,602	(161,121)
Change in receivables from contracts with customers	85,830	(41,001)
Change in accrued income	12,667	(3,051)
Change in deferred charges	(263)	(2,078)
Change in other receivables	(3,826)	22,393
Change in trade payables	4,490	6,471
Change in accrued payroll	2,536	(2,282)
Change in accrued expenses	(10,675)	3,473
Change in deferred income	(4,645)	10,028
Change in other payables	(148)	(806)
Change in provisions for employee benefits	(653)	2,589

Income taxes paid during the period	78	(993)
Interest paid	(56,084)	(98,852)
Interest received	6,723	6,602
Dividends received from equity-accounted investees	7,534	12,600

Net cash from (used in) operating activities	969,785	271,991

Acquisition of vessels and vessels under construction	(224,904)	(7,024)
Proceeds from the sale of vessels	78,075	86,235
Acquisition of other tangible assets	(285)	(1,015)
Acquisition of intangible assets	(221)	(14)
Proceeds from the sale of other (in)tangible assets	—	30
Loans from (to) related parties	26,443	(31,713)
Proceeds from sale (Purchase of) of shares in equity-accounted investees	2,000	(4,000)
Lease payments received from finance leases	1,786	1,251

Net cash from (used in) investing activities	(117,106)	43,750

(Purchase of) Proceeds from sale of treasury shares	(118,488)	(30,965)
Proceeds from new borrowings	893,827	1,099,701
Repayment of borrowings	(994,989)	(1,318,398)
Repayment of lease liabilities	(37,779)	(30,214)
Repayment of commercial paper	(359,295)	—
(Repayment of) Proceeds from sale and leaseback	(22,853)	124,425
Transaction costs related to issue of loans and borrowings	(8,083)	(9,721)
Dividends paid	(352,041)	(26,015)

Net cash from (used in) financing activities	(999,701)	(191,187)

Net increase (decrease) in cash and cash equivalents	(147,022)	124,554

Net cash and cash equivalents at the beginning of the period	296,954	173,133
Effect of changes in exchange rates	11,546	(733)

Net cash and cash equivalents at the end of the period	161,478	296,954

of which restricted cash	—	—